UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report

Pursuant to Regulation A

Date of Report: April 16, 2025

(Date of earliest event reported)

PHOENIX ENERGY ONE, LLC

(Exact name of registrant as specified in its charter)

Delaware	83-4526672
(State or other incorporation)	(I.R.S. Employer Identification No.)

4643 South Ulster Street, Suite 1510

Denver, CO 80237

18575 Jamboree Road, Suite 830

Irvine, CA 92612

152 North Durbin Street, Suite 220

Casper, WY

(Full mailing address of principal executive offices)

(303) 749-0074

(Issuer’s telephone number, including area code)

9.0% Bonds

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events.

As previously disclosed, on August 12, 2024, Phoenix Energy One, LLC (the “Company”) entered into that certain Amended and Restated Senior Secured Credit Agreement with Phoenix Operating LLC, as borrower (“Phoenix Operating”), each of the lenders from time to time party thereto, and Fortress Credit Corp. (“Fortress”), as administrative agent for the lenders (as amended or supplemented from time to time, the “Credit Agreement”). Terms used herein but not defined herein shall have the meaning given to such terms in the Credit Agreement.

On April 16, 2025 (the “Closing Date”), the Company, Phoenix Operating, the Guarantors and Specified Additional Guarantors party thereto, the Lenders party thereto and Fortress entered into that certain Limited Waiver and Amendment No. 4 to Amended and Restated Senior Secured Credit Agreement (“Amendment No. 4”). Amendment No. 4, among other things, (i) established a new tranche of term loans (the “Tranche D Term Loans”) in an aggregate principal amount of $50 million, with $25 million advanced on the Closing Date and $25 million to be funded on a delayed draw basis (such Tranche D Loans, the “Delayed Draw Tranche D Loans”), and (ii) revised the required repayment schedule to provide that $150.0 million of the outstanding principal amount of the Loans will be due on December 31, 2026 (less the aggregate amount of all voluntary and mandatory prepayments as of such date), with the remainder due on the Maturity Date. At any time after the Closing Date and prior to the date that is 12 months after the Closing Date, subject to certain conditions, Phoenix Operating may borrow Delayed Draw Tranche D Loans with the approval of each Amendment No. 4 Delayed Draw Term Lender in its sole discretion. The Tranche D Loans are subject to original issue discount of 3.00% and bear interest at a rate per annum equal to Term SOFR plus 0.10% plus 7.00%.

Amendment No. 4 also amended, or provided limited waivers of compliance with, certain covenants contained in the Credit Agreement. In particular, Amendment No. 4 amended the covenant requiring the Company to maintain a minimum Asset Coverage Ratio to provide that such Asset Coverage Ratio as of the last day of any fiscal quarter (i) ending during the period from June 30, 2024 through December 31, 2024, be at least 2.00 to 1.00, (ii) ending during the period from March 31, 2025 through September 30, 2025, be at least 1.70 to 1.00, and (iii) ending during the period from December 31, 2025 and thereafter, be at least 2.00 to 1.00.

The Company and Phoenix Operating will use the proceeds of the Tranche D Loans to finance the development of their oil and gas properties in accordance with the approved plan of development as provided in the Credit Agreement.

The foregoing description of Amendment No. 4 is a summary and is qualified in its entirety by reference to Amendment No. 4, a copy of which is attached hereto as Exhibit 99.1, and which is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Phoenix Energy One, LLC

By:	/s/ Curtis Allen
Name:	Curtis Allen
Title:	Chief Financial Officer
Date:	April 22, 2025

Exhibit Index Exhibit No.	Description

99.1	Limited Waiver and Amendment No. 4 to Amended and Restated Senior Secured Credit Agreement, by and among Phoenix Energy One, LLC, Phoenix Operating LLC, Fortress Credit Corp. and the lenders party thereto, dated as of April 16, 2025.